Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

July 30, 2010

Ms. Barbara C. Jacobs
Assistant Director
Ms. Stephani Bouvet
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:           Amwest Imaging Incorporated
Registration Statement on Form S-1
Filed June 24, 2010
File No. 333-167743

Dear Ms. Jacobs:

Amwest Imaging Incorporated submits this letter to you in response to your letter of July 21, 2010, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Part I: Information Required in Prospectus

The Offering, page 5

1.
We note from your disclosure that the proceeds from this offering will be deposited in a standard, non-interest bearing bank account until all offering proceeds are raised and that the trust agent over the funds also acts as your counsel.  Please consider providing risk disclosure regarding using your counsel as your escrow agent rather than a third-party agent.  Advise whether potential creditors of your attorney will be able to access escrowed funds.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the Escrow Agreement and amended statements in the Form S-1/A filing to reflect that the proceeds raised from this offering are to be held in an attorney client trust account as in such the funds are not the property of the attorney and thus not subject to claims of the attorney’s creditors.  The Company has retained the services of Law Office of Harold P. Gewerter Esq., LTD as counsel, and to act as our trust agent over the funds.  The Company confirms we have revised the Form S-1/A filing document, Escrow Agreement and Subscription Agreement to reflect the investor funds are written to “Law Office of Harold P. Gewerter Esq., Ltd. Client Trust Account f/b/o Amwest Imaging Incorporated”.

COMMENT:

Risk Factors, page 7

General

2.
Please provide a separate risk factor discussing the auditors’ going concern opinion and the notation in the financial statements that states that there is substantial doubt about your ability to continue as a going concern.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we revised the S-1/A filing in the “Risk Factor” section on page 7 to include the following statement.  In addition, we included this statement in the section “Summary Financial Information” on page 5.

As shown in the financial statements accompanying this prospectus, Amwest Imaging Incorporated has had no revenues to date and has incurred only losses since its inception.  The Company has had no operations and has been issued a “going concern” opinion from our accountants, based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

COMMENT:

Description of Our Business

Growth Strategy of the Company, page 18

3.
Please provide us with supporting documentation for your statement that you plan on earning sufficient profit to underwrite your growth and provide fair returns to your shareholders given that you have not generated any revenues to date.   This comment also applies to your statement on page 32, that by the fourth quarter you expect to have a base of clients to sustain operations.  You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite in the registration statement.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the Form S-1/A filing to reflect more accurate wording regarding our use of the words “plan” and “expect”.  The Company agrees with the Staff’s assessment and we have changed the wording in the “Growth Strategy of the Company” section to; the Company “hopes” on earning sufficient profit to underwrite growth and fair returns to our shareholders.  In reference to the Staff’s comment on page 32 in the “Plan of Operation” section and specifically sub-section “10-12 Month” Milestones we further agree with the Staff’s assessment and the Company has changed the wording to; we “hope” to have a base of clients to sustain operations.

We have provided a copy of the revised sections as they now appear in the Form S-1/A filing below.

Growth Strategy of the Company

Our mission is to provide our customers with reliable, quality, and cost-effective services that exceed their expectations.  We will use our industry knowledge and experience to help customers develop efficient document management, imaging, and information distribution systems.  The Company hopes to earn sufficient profits to underwrite our growth and provide fair returns to our shareholders.

10-12 MONTHS

By the fourth quarter of operations, we hope to have a base of clients to sustain operations.  Any funds not utilized by this time will be reallocated to the working capital line item.  During this timeframe, we plan to analyze our past nine months of operations including our web sites lead/revenue generating effectiveness.  In addition, we plan to evaluate our need to hire employees or use contract labor.  This review of our operations to date will allow the Company to make the necessary adjustments and changes to further nurture the growth of the Company.  In addition, this review will provide valuable information for finalizing a two-year overall business plan with emphasis on sales and marketing

Note: The Company planned milestones are based on quarters following the closing of the offering.  Any line item amounts not expended completely, as detailed in the Use of Proceeds, shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations.

COMMENT:

12 Month Growth Strategy and Milestones, page 18

4.
Please clarify your statement that you believe you will start to generate revenue approximately six months after “closing of the private placement”.  Please provide the estimated costs associated with each milestone.

RESPONSE:

We acknowledge the Staff’s comment and confirm the following changes have been made to the “12 Month Growth Strategy and Milestones” section of the Form S-1/A filing.  We clarify our statement from the Company “believes” it will start to generate revenue approximately six months after “closing of the private placement” to the Company “hopes” it will start to generate revenue approximately six months after “closing of the private placement”.

In response to the Staff’s comment regarding estimated costs associated with each milestone; we have amended the milestones and included estimated expenditures for each quarter.  We have provided a copy of the revisions reflected in the Form S-1/A filing below.

12 Month Growth Strategy and Milestones

The Company planned the goals and milestones based on raising $40,000 through the offering.  We have prudently budgeted the $40,000 to sustain operations for a twelve-month period.  The Company hopes it will start to generate revenue approximately six months after closing of the private placement.

Note: The Company planned the milestones and estimated expenditures based on quarters following the closing of the offering.

Quarter

0-3 Months (estimated expenditures $17,500)
-Complete due diligence on purchasing/leasing of production equipment -Secure web domain -Evaluate and hire web designer
-Finalize sales and marketing material
-Research local, state national laws and regulations for licenses and insurances
-Secure quotes for lease of potential production facility and office space

4-6 Months (estimated expenditures $4,500)
-Finalize web site development
-Continue with direct marketing efforts -Establish direct marketing campaign to targeted companies and markets -Perform due diligence on direct marketing campaign to other markets
-Evaluate and identify possible joint venture opportunities with reprographic companies

7-9 Months (estimated expenditures $6,500)
-Initiate two-year marketing plan utilizing a commissioned sales force.
-Evaluate hiring and training of an in-house production team -Further nurture joint venture opportunities

10-12 Months (estimated expenditures $5,000)
-Analyze web-site leads/revenue generating effectiveness and make necessary adjustments/changes
-Analyze marketing efforts to date and address necessary deficiencies
-Evaluate need to offer additional services.
-Finalize detailed two-year marketing and business plan

COMMENT:

Directors, Executive Officers, Promoters and Control Persons

Background Information About Our Officer and Director, page 34

5.
Please revise your disclosure to clarify the business experience of Mr. Moore for the past five years as required by item 401(e) of Regulation S-K.  In this regard, we note your disclosure that his most recent employment was with RGS Reprographics, but no dates of employment are given.

RESPONSE:

We acknowledge the Staff’s comment and confirm the following changes have been made to the Form S-1/A filing to reflect the RGS Reprographics dates of employment from 2006-2009.

PATRICK MOORE, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Patrick Moore has over 20 years of experience in the Document Management field on a national basis.  He is currently working for Amwest Imaging Incorporated and furthering his education in computer science.  From 2006- 2009 he was employed with RGS Reprographics included holding positions as a branch manager and production manager.  His oversight included major projects including casinos, hotels and school districts. Prior work experience includes positions as a branch manager, production manager and sales at Detroit Reprographics from 1998-2006.   From 1990-1998 he held various positions including management and sales with National Reprographics.  Mr. Moore’s experience in the Document Management field is comprehensive in scope ranging from sales, to hands-on production and management.  Additional work experience includes working with worldwide clients on internal quality programs such as IS9001 Certifications.  His wide range of experience holds him uniquely qualified to carry out Amwest Imaging’s vision for success.

Mr. Moore has not held directorships during the past five years in any publicly traded company.

COMMENT:

6.	We presume that Mr. Moore has not held directorships during the past five years in any publicly traded company. Please confirm. See Item 401(e)(2) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that Mr. Moore has not held directorships during the past five years in any publicly traded company.  The Company has added this statement in the “Background Information About Our Officer and Director” section of the Form S-1/A filing.

COMMENT:

Beneficial Ownership Reporting Compliance, page 34

7.
We note that you have included disclosure pursuant to Item 405 of Regulation S-K; however, this information is not required on Form S-1.  It does not appear that the registrant will be registering a class of securities under Section 12 of the Exchange Act, and if not, Section 16 will not apply to holders of your company’s securities.  Please revise or advise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and the Company responds by stating that it does intend to file a Form 8-A after effectiveness of this registration thus registering a class of securities under Section 12 of the Exchange Act.

COMMENT:

Available information, page 37

8.	Please note the Commission’s Washington D.C. offices are located at 100 F Street, not 100 Fifth Street.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we updated the S-1/A filing in the “Available Information” section to reflect the street address “100 F Street N.E.”.

COMMENT:

Part II: Information Not Require in Prospectus

Recent Sales of Unregistered Securities, page 39

9.
Your disclosure refers to the issuance and sales of securities without registration since inception; however, it does appear that you have included a description of each transaction, as required by Item 701 of Regulation S-K.  Please revise accordingly, as we note that on April 9, 2010, you issued a total of 9 million shares of common stock to Mr. Moore for an equity investment of $9,000.

RESPONSE:

We acknowledge the Staff’s comment and confirm the following changes have been made to the S-1/A filing in the “Recent Sales of Unregistered Securities” section to comply with Item 701 of Regulation S-K.

RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding the issuance and sales of securities without registration since inception.  No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On April 9, 2010 the Company issued 9,000,000 shares of common stock at $0.001 par value to Patrick Moore, the Company’s founder for a $9,000 equity investment.

These securities were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933.

COMMENT:

Undertakings, page 39

10.	It does not appear as though proviso you have included in undertaking (1) or undertaking (4) are applicable to your offering. Please tell us why you have included these provisions.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has eliminated undertakings (1) and (4) from the “Undertakings” section on the Form S-1/A filing.  The revised “Undertakings” section appears in the S-1/A as written below.

UNDERTAKINGS

Under Rule 415 of the Securities Act, we are registering securities for an offering to be made on a continuous or delayed basis in the future. The registration statement pertains only to securities (a) the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness and (b) are registered in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration.

Based on the above-referenced facts and in compliance with the above-referenced rules, Amwest Imaging Incorporated includes the following undertakings in this Registration Statement:

The undersigned registrant hereby undertakes:

(1)
That, for the purpose of determining any liability pursuant to the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

(2)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any  purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

COMMENT:

Exhibits

11.
Your escrow agreement states that the escrow agent has an agreement with Washington Mutual Bank or such bank as selected by the Escrow Agent.  When you file your executed escrow agreement, please specify the bank.  In this regard, we note that Washington Mutual was acquired by JP Morgan Chase in 2008.

RESPONSE:

We acknowledge the Staff’s comment and confirm the following changes have been made to the Form S-1/A and Escrow Agreement to accurately reflect that the escrow agent has an agreement with Bank of the West.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone or Patrick Moore at (702) 882-3106 with any questions or comments.

Sincerely,

/s/ Patrick Moore

Patrick Moore
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.